Publication: South China Morning Post **Date:** 19 Jan 2006
Page: 6 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

Shareholders are referred to the Company's announcement dated 13th September, 2005 relating to continuing connected transactions and, in particular, the sections headed "Transactions relating to the Noodle Business of the Indofood Group" and "Transactions relating to the Distribution Business of the Indofood Group".

Transactions relating to the noodle business of the Indofood Group

The section headed "Transactions relating to the Noodle Business of the Indofood Group" sets out a series of related continuing connected transactions in respect of Indofood's noodle business, which were estimated to amount in aggregate to approximately US$25.1 million for the year ended 31st December, 2005. These transactions principally involve the provision of raw materials or finished and packaging products, the provision of technical services and the licensing of related trademarks to connected persons.

That section of the Company's 13th September, 2005 announcement includes details of the FID-DUFIL Transactions and the CKA-DUFIL Transactions. The Board now announces that the individual caps of US$8.0 million for the FID-DUFIL Transactions and US$2.2 million for the CKA-DUFIL Transactions described in the 13th September, 2005 announcement have been exceeded. Accordingly, the Company is required under Rule 14A.36(1) of the Listing Rules to comply with the requirements under Chapter 14A of the Listing Rules in relation to each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions. The overall cap for transactions relating to the noodle business of the Indofood Group for the financial year ended 31st December, 2005, of US$25.1 million, has however not been exceeded.

Based on the maximum aggregate values of each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions for the financial year ended 31st December, 2005, each of the percentage ratios (as defined in the Listing Rules) in respect of each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions is less than 2.5%, with the profits and equity capital ratios not being applicable. Accordingly, each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions are subject to the reporting and announcement but not independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Directors (including the independent non-executive Directors) consider that the terms of the FID-DUFIL Transactions and the CKA-DUFIL Transactions referred to in this announcement are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

The Company acknowledges that the caps for each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions for the financial year ended 31st December, 2005 having been exceeded constitutes a breach of the Listing Rules. The Stock Exchange reserves its rights to take further actions against the Company and/or its directors as a result of such breach.

Transactions relating to the distribution business of the Indofood Group

The section headed "Transactions relating to the Distribution Business of the Indofood Group" sets out a series of related continuing connected transactions in respect of Indofood's distribution business, which were estimated to amount in aggregate to approximately US$18.7 million for the year ended 31st December, 2005. These transactions principally involve the distribution by Indofood's subsidiary, IAP, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons.

That section of the Company's 13th September, 2005 announcement includes details of the IAP-LS Transactions. The Board now announces that the individual cap of US$4.3 million for the IAP-LS Transactions described in the 13th September, 2005 announcement has been exceeded. Accordingly, the Company is required under Rule 14A.36(1) of the Listing Rules to comply with the requirements under Chapter 14A of the Listing Rules in relation to the IAP-LS Transactions. The overall cap for transactions relating to the distribution business of the Indofood Group for the financial year ended 31st December, 2005, of US$18.7 million, has however not been exceeded.

Based on the maximum aggregate values of the IAP-LS Transactions for the financial year ended 31st December, 2005, each of the percentage ratios (as defined in the *Listing Rules) is less than 2.5%, with the profits and equity capital ratios not being applicable. Accordingly, the IAP-LS Transactions are subject to the reporting and* announcement but not independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Directors (including the independent non-executive Directors) consider that the terms of the IAP-LS Transactions referred to in this announcement are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

The Company acknowledges that the cap for the IAP-LS Transactions for the financial year ending 31st December, 2005 having been exceeded constitutes a breach of the Listing Rules. The Stock Exchange reserves its rights to take further actions against the Company and/or its directors as a result of such breach.

EVIOUS CONTINUING CONNECTED TRANSACTIONS NOUNCEMENT

Reference is made to the Company's announcement dated 13th September, 2005 (the "**September Announcement**") in respect of continuing connected transactions entered, or to be entered, into by the Company during the financial year ended 31st December, 2005.

THE TRANSACTIONS

(A) *TRANSACTIONS RELATING TO THE NOODLE BUSINESS OF THE* INDOFOOD GROUP: THE FID-DUFIL TRANSACTIONS AND THE CKA-DUFIL TRANSACTIONS

Details of the FID-DUFIL Transactions and the CKA-DUFIL Transactions

Shareholders are referred in particular to the section of the September Announcement headed "TRANSACTIONS RELATING TO THE NOODLE BUSINESS OF THE INDOFOOD GROUP". This section sets out a series of related continuing connected transactions in respect of Indofood's noodle business, which were estimated to amount in aggregate to approximately US$25.1 million for the year ended 31st December, 2005. These transactions principally involve the provision of raw materials or finished and packaging products, the provision of technical services and the licensing of related trademarks to connected persons. That section of the September Announcement includes details of the following transactions:

(a) transactions entered into between FID, the food ingredients division of Indofood, and DUFIL, an associate of the Salim Family (the "***FID-DUFIL Transactions***"); and

(b) transactions entered into between CKA, a member of the Indofood Group and DUFIL, (the "**CKA-DUFIL Transactions**").

The Board announces that the individual caps of US$8.0 million for the FID-DUFIL Transactions and US$2.2 million for the CKA-DUFIL Transactions described in the September Announcement have been exceeded by an amount of US$0.2 million and US$1.1 million respectively as at 31st December, 2005, such figures having been estimated and provided by Indofood to the Company and subject to review by Indofood's auditors. In the event that there are any material changes to these figures, the Company will make a further announcement, as necessary and applicable. Accordingly, the Company is required under Rule 14A.36(1) of the Listing Rules to comply with the requirements under Chapter 14A of the Listing Rules in relation to each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions. The overall cap for transactions relating to the noodle business of the Indofood Group for the financial year ended 31st December, 2005 as detailed in the September Announcement, of US$25.1 million, has however not been exceeded.

The Company acknowledges that the caps for each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions for the financial year ended 31st December, 2005 having been exceeded constitutes a breach of the Listing Rules. The Stock Exchange reserves its rights to take further actions against the Company and/or its directors as a result of such breach.

Reasons for the FID-DUFIL Transactions and the CKA-DUFIL Transactions

The FID-DUFIL Transactions and the CKA-DUFIL Transactions were entered into with DUFIL to ensure that the instant noodle products produced by DUFIL under the Indofood Group's brands are of a high quality standard such as to enable the Indofood Group to build brand equity in Nigeria and, possibly over the long term, in Africa.

The individual caps for the FID-DUFIL Transactions and CKA-DUFIL Transactions were exceeded for the financial year ended 31st December, 2005 mainly due to the significant increase of sales volume of DUFIL beyond expectation. In addition, starting from October 2005, DUFIL has launched products with new flavours that have been accepted well by consumers. DUFIL has also invested in new lines of machinery, which in turn increased the requirement by DUFIL for noodle seasonings from FID and packaging material from CKA over and above previous sales projections.

Listing Rules implications of the CKA-DUFIL Transactions

As disclosed in the September Announcement, the CKA-DUFIL Transactions constitute continuing connected transactions under Rule 14A.14 of the Listing Rules as:-

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director & CEO of Indofood; and

(ii) DUFIL is an associate of the Salim Family, of which Mr. Anthoni Salim *is a member.*

Based on the maximum aggregate values of each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions for the financial year ended 31st December, 2005, each of the percentage ratios (as defined in the Listing Rules) in respect of each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions is less than 2.5%, with the profits and equity capital ratios not being applicable. Accordingly, each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions are subject to the reporting and announcement but not independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

(B) TRANSACTIONS RELATING TO THE DISTRIBUTION BUSINESS OF THE INDOFOOD GROUP: IAP-LS TRANSACTIONS

Details of the IAP-LS Transactions

Shareholders are referred in particular to the section of the September Announcement headed "TRANSACTIONS RELATING TO THE DISTRIBUTION BUSINESS OF THE INDOFOOD GROUP". This section sets out a series of related continuing connected transactions relating to Indofood's distribution business, which were estimated to amount in aggregate to approximately US$18.7 million for the year ended 31st December, 2005. These transactions principally involve the distribution by Indofood's subsidiary, IAP, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons. That section of the September Announcement includes details of such transactions entered into between IAP, a subsidiary of Indofood, and LS, an associate of the Salim Family (the "**IAP-LS Transactions**").

The Board announces that the individual cap of US$4.3 million for the IAP-LS Transactions described in the September Announcement has been exceeded by an amount of US$0.3 million as at 31st December, 2005, such figures having been estimated and provided by Indofood to the Company and subject to review by Indofood's auditors. In the event that there are any material changes to these figures, the Company will make a further announcement, as necessary and applicable. Accordingly, the Company is required under Rule 14A.36(1) of the Listing Rules to comply with the requirements under Chapter 14A of the Listing Rules in relation to the IAP-LS Transactions. The overall cap for transactions relating to the distribution business of the Indofood Group for the financial year ended 31st December, 2005 as detailed in the September Announcement, of US$18.7 million, has however not been exceeded.

The Company acknowledges that the cap for the IAP-LS Transactions for the financial year ending 31st December, 2005 having been exceeded constitutes a breach of the Listing Rules. The Stock Exchange reserves its rights to take further actions against the Company and/or its directors as a result of such breach.

Reasons for the IAP-LS Transactions

The transactions were entered into with LS to increase sales turnover and earn additional margin on the products sold by the Indofood Group, as well as to diversify the product portfolio of the Indofood Group.

The individual cap for the IAP-LS Transactions was exceeded for the financial year ended 31st December, 2005 due to the intensive promotion activities launched by certain principals and the opening of 5 new stores by LS in 2005, which in turn increased the distribution volume of consumer products to LS by IAP.

Listing Rules implications of the IAP-LS Transactions

As disclosed in the September Announcement, the IAP-LS Transactions constitute continuing connected transactions under Rule 14A.14 of the Listing Rules as:-

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director & CEO of Indofood; and

(ii) LS is an associate of the Salim Family, of which Mr. Anthoni Salim is a member.

Based on the maximum aggregate values of the IAP-LS Transactions for the financial year ended 31st December, 2005, each of the percentage ratios (as defined in the Listing Rules) is less than 2.5%, with the profits and equity capital ratios not being applicable. Accordingly, the IAP-LS Transactions are subject to the reporting and announcement but not independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

VIEWS OF THE DIRECTORS

The Directors (including the independent non-executive Directors) consider that the terms of each of the Transactions referred to in this announcement are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

DUFIL, being the counterparty to each of the FID-DUFIL Transactions and the CKA-DUFIL Transactions, is engaged in the manufacturing and marketing of instant *noodles in Nigeria.*

LS, being the counterparty to the IAP-LS Transactions, is engaged in operating supermarkets in certain major cities in Indonesia.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, flour and edible oils & fats are the principal businesses of Indofood. It also has interests in food seasonings, snack foods, baby foods, distribution and packaging businesses.

DEFINITIONS

"associate"	has the meaning ascribed thereto under the Listing Rules;
"Board"	board of directors;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and having its shares listed on the Stock Exchange;
"Director(s)"	the director(s) of the Company;
"DUFIL"	De United Food Industries Ltd., an associate of the Salim Family;
"FID"	the food ingredients division of Indofood;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"IAP"	PT Indomarco Adi Prima, a member of the Indofood Group;
"Indofood"	*PT Indofood Sukses Makmur* Tbk, a company incorporated in Indonesia, and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"LS"	PT Lion Superindo, an associate of the Salim Family;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Salim Family"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Transactions"	the FID-DUFIL Transactions, the CKA-DUFIL Transactions and the IAP-LS Transactions.

The designated currency for the FID-DUFIL Transactions and CKA-DUFIL Transactions is in US dollars, while designated currency for the IAP-LS Transactions is in Indonesian Rupiah. In this announcement, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Indonesian Rupiah 9,756 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. LI
Company Secretary

Hong Kong, 18th January, 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Publication: South China Morning Post **Date:** 19 Jan 2006
Page: 7 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

The Group has, through a series of transactions, acquired an aggregate of 2,425,137 Shares in PLDT, representing approximately 1.3% of the total issued shares of common stock of PLDT for a total consideration of US$74.1 million (equivalent to approximately HK$578.0 million).

The acquisition of those Shares in PLDT, when aggregated pursuant to Rule 14.22 of the Listing Rules, constitutes a discloseable transaction for the Company under the Listing Rules.

The acquisitions have been made principally to minimize the dilutive impact on the Group's strategic investment in PLDT upon the conversion of outstanding PLDT convertible preferred shares and share options into new shares of common stock and ADSs. Prior to the acquisition of the Purchased Shares, the Group held an attributable economic interest in an aggregate of 41,229,800 Shares of PLDT, at the time representing approximately 24.2% of the issued shares of common stock of PLDT. Following the acquisition of the Purchased Shares, the Group has an attributable economic interest in 43,654,937 Shares, representing approximately 24.1% of the issued shares of common stock of PLDT, after taking into consideration the actual conversion of certain PLDT convertible preferred shares and share options into new shares of common stock and ADSs as at 17th January 2006 during the period when the Purchased Shares were acquired by the Group.

ACQUISITIONS OF SHARES IN PLDT

Between 2nd June 2005 and 17th January 2006, the Company, through two of its wholly-owned subsidiaries namely Semilion Enterprises Inc and Larouge B.V., acquired an aggregate of 2,425,137 Shares in PLDT by way of a series of on-market transactions conducted on the Philippine Stock Exchange and the New York Stock Exchange with sellers who, as far as the Board is aware, are not connected persons of the Company for the purposes of the Listing Rules.

An aggregate of 2,388,466 Shares were acquired by Semilion Enterprises Inc either in the form of shares of common stock or ADSs during the period from 2nd June 2005 to 17th January 2006, for an aggregate consideration of US$72.8 million (equivalent to approximately HK$567.8 million). The acquisition price per Share ranged from a low of US$27.3 (equivalent to approximately HK$212.9 to a high of US$35.4 (equivalent to approximately HK$276.1).

Larouge B.V. acquired an aggregate of 36,671 Shares in the form of shares of common stock during the period which commenced on 29th December 2005 and ended on 3rd January 2006, for an aggregate consideration of Php 66.9 million (equivalent to approximately US$1.3 million or HK$9.8 million) and at an acquisition price per Share ranging from a low of Php 1,810 (equivalent to approximately US$34.2 or HK$266.4) to a high of Php 1,835 (equivalent to approximately US$34.6 or HK$270.1).

CONSIDERATION

The total consideration including expenses for the acquisition of the Purchased Shares amounts to approximately US$74.1 million (equivalent to approximately HK$578.0 million). The acquisition price for each of the Purchased Shares, which has been determined on an arms length basis by reference to the market price on the relevant stock exchanges, ranged from approximately US$27.3 (equivalent to approximately HK$212.9) to approximately US$35.4 (equivalent to approximately HK$276.1). The series of acquisitions of the Purchased Shares, when aggregated, constitute a discloseable transaction for the Company, pursuant to Rule 14.22 of the Listing Rules, on the basis that the aggregate value of the Shares acquired represents more than 5% of the market capitalization of the Company in the five business days immediately preceding the last acquisition.

The unaudited consolidated net profit of PLDT for the period ended 30th September 2005 was approximately Php 25.0 billion after tax and minority interests (equivalent to approximately US$471.7 million or HK$3,679.2 million) and Php 33.1 billion before tax and minority interests (equivalent to approximately US$624.5 million or HK$4,871.3 million). The audited consolidated net profit of PLDT for the year ended 31st December 2004 was approximately Php 28.0 billion after tax and minority interests (equivalent to approximately US$528.3 million or HK$4,120.8 million) and Php 32.9 billion before tax and minority interests (equivalent to approximately US$620.8 million or HK$4,841.9 million) and the audited consolidated net profit of PLDT for the year ended 31st December 2003 was approximately Php 2.1 billion after tax and minority interests (equivalent to approximately US$39.6 million or HK$309.1 million) and Php 1.7 billion before tax and minority interests (equivalent to approximately US$32.1 million or HK$250.2 million), respectively. The unaudited consolidated net assets of PLDT as at 30th September 2005 were approximately Php 67.4 billion (equivalent to approximately US$1,271.7 million or HK$9,919.2 million). The audited consolidated net assets of PLDT as at 31st December 2004 and 31st December 2003 was approximately Php 47.7 billion (equivalent to approximately US$900.0 million or HK$7,020.0 million) and Php 20.7 billion (equivalent to approximately US$390.6 million or HK$3,046.4 million), respectively.

REASONS FOR THE ACQUISITIONS

The acquisitions have been made principally to minimize the dilutive impact on the Group's strategic investment in PLDT upon the conversion of outstanding PLDT convertible preferred shares by the holders of such shares comprising of a wide range of investors and share options by certain management executives of PLDT into new shares of common stock and ADSs. Prior to the acquisitions of the Purchased Shares, the Group held an attributable economic interest in an aggregate of 41,229,800 Shares of PLDT, at the time representing approximately 24.2% of the issued shares of common stock of PLDT. Following the acquisition of the Purchased Shares, the Group has an attributable economic interest in 43,654,937 Shares, representing approximately 24.1% of the issued shares of common stock of PLDT, after taking into consideration the actual conversion of certain PLDT convertible preferred shares and share options into new shares of common stock and ADSs as at 17th January 2006 during the period when the Purchased Shares were acquired by the Group.

Larouge B.V.'s on-market acquisition of 36,671 shares of common stock of PLDT have been made pursuant to the terms and conditions of the First Pacific Finance Limited's US$199,000,000 Zero Coupon Guaranteed Exchangeable Notes due 2010 (the "Notes"), details of which are set out in the announcement made by the Company on 12th January 2005 (the "Announcement"), and such shares of common stock have been added to the Exchange Property (as defined in the Announcement) that is available to holders of the Notes upon exercising their Exchange Rights (as defined in the Announcement) under the Notes.

The Board believes that the terms of the acquisition of the Purchased Shares are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE COMPANY AND PLDT

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to telecommunications and consumer food products.

PLDT is the leading telecommunications service provider in the Philippines. It is based in Manila, and has shares of common stock listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange and on the Archipelago Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services, including wireless, fixed line and information and communications technology. PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

POSSIBLE FURTHER ACQUISITIONS

As at the date of this Announcement, the Board is considering the acquisition of additional Shares in PLDT by the Group by way of further on-market transactions, on such terms and conditions as may be determined by the Board from time to time. The Board does not anticipate that the acquisition of those additional Shares, when aggregated with the Purchased Shares, would result in any of the applicable percentage ratios under the Listing Rules exceeding 25%. Accordingly, the transaction in aggregate, including the acquisition of those additional Shares, will remain a discloseable transaction under the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

The acquisition of the Purchased Shares, together with any acquisitions of additional Shares in PLDT as contemplated above, constitute a discloseable transaction under the Listing Rules for the Company and a circular containing further details of the transactions and the other information required by the Listing Rules will be dispatched to shareholders in accordance with the requirements of the Listing Rules.

DEFINITIONS

"ADSs"	American depositary shares of PLDT, evidenced by American depositary receipts ("ADRs"), each ADS represents 1 share of common stock of PLDT;
"Board"	the board of directors of the Company;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Group"	the Company and/or its subsidiaries from time to time;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, The People's Republic of China;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Php"	Philippine Peso, the lawful currency of the Republic of the Philippines;
"PLDT"	Philippine Long Distance Telephone Company, a company incorporated in the Philippines with limited liability, the shares of which are listed on the Philippine Stock Exchange and the ADRs of which are listed on the New York Stock Exchange and on the Archipelago Exchange (currently an associated company of the Company);
"Purchased Shares"	an aggregate of 2,425,137 Shares acquired by the Company during the period which commenced on 2nd June 2005 and ended on 17th January 2006 as referred to in this Announcement;
"Shares"	shares of common stock of Php 5.00 each in the capital of PLDT;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	United State dollars, the lawful currency of the United States of America.

In this announcement, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80 = Php. 53.00. Percentages and figures expressed in billions and millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 18th January 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*